UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          MARRIOTT INTERNATIONAL, INC.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    571903103
                                 (CUSIP Number)

                               Ralph W. Hardy, Jr.
                                 Dow Lohnes PLLC
                         1200 New Hampshire Avenue, N.W.
                      Washington, D.C. 20036 (202) 776-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2009
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                                            Richard E. Marriott
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  |_|
                                                                    (b)  |_|
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3   SEC USE ONLY
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4   SOURCE OF FUNDS
                                                                    OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)  |_|
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6   CITIZENSHIP OR PLACE OF ORGANIZATION               United States of America
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         NUMBER OF           7  SOLE VOTING POWER                    20,430,257
          SHARES             --------------------------------------------------
       BENEFICIALLY          --------------------------------------------------
         OWNED BY
           EACH              8  SHARED VOTING POWER                 27,353,913*
         REPORTING           --------------------------------------------------
          PERSON             --------------------------------------------------
           WITH
                             9  SOLE DISPOSITIVE POWER               20,430,257
                             --------------------------------------------------
                             --------------------------------------------------

                             10 SHARED DISPOSITIVE POWER            27,353,913*
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    47,784,170*
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12  CHECK BOX IF TH E AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 Not Applicable
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        13.7%**
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14  TYPE OF REPORTING PERSON                                                 IN
-------------------- ----------------------------------------------------------

* Includes the following: (a) 5,736,864 shares held by 16 trusts for the benefit of the children of Richard E. Marriott and his brother, J.W. Marriott, Jr., for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (b) 10,716,640 shares owned by The J. Willard and Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (c) 5,562,048 shares held by a charitable annuity trust created by the will of J. Willard Marriott, Sr., in which J.W. Marriott, Jr. and Richard E. Marriott have a remainder interest and for which they serve as co-trustees; (d) 75,756 shares held by two trusts established for the benefit of J.W. Marriott Jr., for which Richard E. Marriott serves as trustee; (e) 278,569 shares owned by Richard E. Marriott's wife (Richard E. Marriott disclaims beneficial ownership of these shares); (f) 1,540,190 shares owned by four trusts for the benefit of Richard E. Marriott's children, for which his wife serves as a co-trustee; (g) 3,382,692 shares owned by First Media, L.P., a limited partnership whose general partner is a corporation in which Richard E. Marriott is the controlling shareholder; and (h) 61,154 shares owned by the Richard E. and Nancy P. Marriott Foundation, in which Richard E. Marriott and his wife serve as directors and officers.

** The denominator is based on 349,860,166 shares of Class A Common Stock outstanding as of January 30, 2009, as stated on the facing page of the annual report on Form 10-K for the fiscal year ended January 2, 2009 (the "Form 10-K").

         This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed by Richard E. Marriott on May 26, 2006 (the "Schedule 13D") with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Marriott International, Inc., a Delaware corporation ("Marriott"), as specifically set forth.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Mr. Marriott, J.W. Marriott, Jr. (Mr. Marriott's brother) and Stephen
G. Marriott (Mr. Marriott's nephew) serve as co-trustees of the J. Willard and Alice S. Marriott Foundation (the "Foundation") and may be deemed to have beneficial ownership over the shares held by the Foundation. Each has no pecuniary interest in the shares held by the Foundation. In order to ensure compliance with certain federal tax requirements limiting the number of shares of voting stock that can be owned by a private foundation, the Foundation entered into a Rule 10b5-1 Stock Trading Plan (the "Stock Trading Plan") as of March 16, 2009 with Credit Suisse Securities (USA) LLC, a registered broker-dealer, for the purpose of establishing a trading plan to effect sales of shares of the Class A Common Stock in compliance with all applicable laws including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 10b5-1.

         Under the Stock Trading Plan, the Foundation will sell up to an aggregate of 9,300,000 shares of Class A Common Stock potentially beginning on May 1, 2009 through October 31, 2015. The Stock Trading Plan provides for a minimum price each selling period, generally calendar quarters, that gradually increases each subsequent selling period. Any shares not sold during a selling period are rolled forward and available for sale in the subsequent period at the new price threshold. All sales under the Stock Trading Plan will be made in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended, including the manner of sale and volume limitations of Rule 144. A copy of the Stock Trading Plan is incorporated as Exhibit 7.01 hereto and incorporated herein by reference.

         Other than the above-described transaction, Mr. Marriott currently has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j). Mr. Marriott holds the securities reported herein for investment purposes. As such, Mr. Marriott periodically reviews Marriott's business affairs, general industry and economic conditions, and based on such review or on other circumstances, Mr. Marriott may, from time to time, determine to increase or decrease his ownership of Class A Common Stock.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) See Items 11 and 13 of the cover page to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock owned by Mr. Marriott.

         (b) See Items 7, 8, 9 and 10 of the cover page to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by Mr. Marriott as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

         The percentage of the Class A Common Stock set forth for Mr. Marriott in this Item 5 was calculated based upon 349,860,166 shares of Class A Common Stock outstanding as of January 30, 2009, as stated on the facing page of the Form 10-K.

         Except as otherwise provided in this Item 5, Mr. Marriott has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Class A Common Stock deemed to be beneficially owned by Mr. Marriott.

         (c) Mr. Marriott has not effected any transactions in the Class A Common Stock during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The descriptions of the material terms of the Stock Trading Plan set forth in Item 4 are incorporated herein by this reference. The Reporting Persons have also entered into a Joint Filing Agreement, dated as of May 24, 2006, filed as Exhibit 7.01 to the Initial Schedule 13D. Except for the Stock Trading Plan, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Marriott and any person with respect to the Class A Common Stock.

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 7.01 Rule 10b5-1 Stock Trading Plan, dated as of March 16, 2009, between the J. Willard and Alice S. Marriott Foundation and Credit Suisse Securities (USA) LLC (incorporated by reference to Exhibit 7.03 to the Schedule 13D/A filed by J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison,
              Stephen Garff Marriott, David Sheets Marriott, JWM Family Enterprises, Inc. and JWM Family Enterprises, L.P. on
              April 21, 2009.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







Date:  April 21, 2009               By: /s/ Richard E. Marriott
     ----------------------             -----------------------------------
                                            Richard E. Marriott